17009356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2017
Washington DC
415

SEC FILE NUMBER
8- 66236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G&L Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Highland Place
(No. and Street)

Sea Cliff (City) NY (State) 11579 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Le Porin 212-269-2403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *if individual, state last, first, middle name*)

2642 Whitehorse Hamilton Square Road (Address) Trenton (City) NJ (State) 08690 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Le Porin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G&I Partners, INc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

CFO & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Stockholder of
G&L Partners, Inc.

I have audited the accompanying statement of financial condition of G&L Partners, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder equity (deficit) changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. G&L Partners, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of G&L Partners, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of G&L Partners, Inc. financial statements. The supplemental information is the responsibility of G&L Partners, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 26, 2017

G&L PARTNERS, INC.
Statement of Financial Condition
December 31, 2016

ASSETS		
Current Assets		
Cash	$	46,006
Clearing Broker Account		100,021
Commissions Receivable		57,449
Rebates Receivable		1,691
Other Assets		1,398
Total Current Assets		206,565
Fixed Assets		
Furniture, Fixtures & Equipment		27,758
Accumulated Depreciation		27,758
Furniture & Equipment, net		0
TOTAL ASSETS	$	206,565
LIABILITIES & STOCKHOLDER EQUITY (DEFICIT)		
Liabilities		
Current Liabilities		
Accounts Payable & Accrued Expenses	$	45,217
Line of Credit		87,018
Total Current Liabilities		132,235
Liabilities Subordinated to Claims of General Creditors		
Subordinated Loan - related party - officer/stockholder		200,000
Total Long Term Liabilities		200,000
Total Liabilities		332,235
Stockholder Equity (Deficit)		
Common Stock - No Par Value - 200 shares authorized, 20 shares issued and outstanding		350,000
Additional Paid in Capital		410,000
Accumulated Deficit		(885,670)
Total Stockholder Equity (Deficit)		(125,670)
TOTAL LIABILITIES & STOCKHOLDER EQUITY (DEFICIT)	$	206,565

See Notes to Financial Statements

G&L PARTNERS, INC.
Statement of Operations
For the Year Ended December 31, 2016

Revenue	
Commission Income	$ 690,873
Commission - Options	75,993
Rebates	37,760
Total Income	804,626
Operating Expense	
Officer Salaries	181,000
Employee Commission	249,748
Payroll Taxes & Benefits	98,771
Interest Expense	2,921
Interest Expense - Related Party	24,583
Commissions & Clearing Fees	133,478
Technology, Data & Comm Exp	96,549
Travel & Entertainment	57,057
Professional Fees	29,986
Insurance	7,178
Office Expense	9,107
Miscellaneous Expense	64
Gifts	1,570
Charitable Contributions	560
Dues and Subscriptions	2,778
Bank Service Charges	549
SIPC Fees	1,618
Total Operating Expenses	897,517
Loss Before Income Taxes	(92,891)
Provision for Income Taxes	531
Net Loss	$ (93,422)

See Notes to Financial Statements

G&LPARTNERS, INC.
Statement of Change in Stockholder Equity (Deficit)
For the Year Ended December 31, 2016

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder Equity (Deficit)
	Shares	Amount			
Balance, December 31, 2015	20	$ 350,000	$ 410,000	$ (792,248)	$ (32,248)
Net loss for the year ended December 31, 2016	-	-	-	(93,422)	(93,422)
Balance, December 31, 2016	20	$ 350,000	$ 410,000	$ (885,670)	$ (125,670)

See Notes to Financial Statements

G&L PARTNERS, INC.
Statement of Changes in Liabilities Subordinated
For the Year Ended December 31, 2016

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance at December 31, 2015	$	250,000
Increase		-
Decrease		50,000
Balance at December 31, 2016	$	200,000

See Notes to Financial Statements

G&L PARTNERS, INC.
Statement of Cash Flows
December 31, 2016

OPERATING ACTIVITIES	
Net loss	$ (93,422)
Adjustments to reconcile Net loss	
to net cash (used in) operations:	
(Increase) Decrease in:	
Commissions Receivable	34,828
Rebates Receivable	3,092
Other Assets	1,151
Increase (Decrease) in:	
Accounts Payable & Accrued Expenses	(2,781)
Payroll Taxes Payable	0
Net cash (used in) Operating Activities	(57,132)
FINANCING ACTIVITIES	
Net Advances on Line of Credit	20,664
Repayment of Subordination Loan	(50,000)
Net cash (used in) Financing Activities	(29,336)
Net cash decrease for the period	(86,468)
Cash at beginning of period	132,474
Cash at end of period	$ 46,006

Supplemental Disclosure of Cash Flow Information:

Interest Paid	$ 27,504
Taxes Paid	$ 531

See Notes to Financial Statements

G&L Partners, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 - Organization and Nature of Business
G&L Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is a privately owned and funded agency only FINRA member broker-dealer specializing in execution in equities and options. The client base consists of both FINRA and Non FINRA members. The Company clears through Wedbush Securities and does not carry customer funds. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value measurements and Fair Value of Financial Instruments
The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities including accounts payable and accrued expenses approximate fair value because of their short maturities. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1	- quoted prices in active markets for identical investments
Level 2	- other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3	- significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Commissions & Rebates Receivable
Commissions & rebates receivables have been adjusted for all known uncollectible accounts. An allowance for doubtful accounts is not provided since, in the opinion of management all accounts and retained receivables recorded on the books are deemed collectible.

Property and Equipment

Property and equipment is stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation has been computed using the straight-line methods for financial statement reporting and various accelerated method allowable for income tax purposes. These assets are depreciated over their useful lives ranging from 3 years to 7 years.

Accounts Payable

Accounts payable consist of all operating liabilities that can be matched to the period the goods or services were incurred.

Commission Revenues

Commission revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Income Taxes

The Company elected to be taxed for Federal and New York State income tax purposes as an S-Corporation. Under this structure, the shareholders are liable for any Federal or State income tax due. The Corporation does not pay any federal or state income tax, however, New York City does not recognize S-Corporations and has a local tax based on net income from the business. The amount of current state and city income tax payable is recognized as of the date of the financial statement, using the currently enacted laws and rates. Deferred tax assets and or liabilities have not been recorded as this has been determined to be immaterial.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by relevant taxing authorities. The Company's open tax year's subject to examination by relevant taxing authorities are 2013, 2014 and 2015.

Note 3 - Concentrations

Concentration of Cash

The Company at times during operations could have cash deposits that exceed $250,000 at one individual bank. The Federal Deposit Insurance Company (FDIC) insures only the first $250,000 in member banks. At December 31, 2016 the Company does not have any uninsured balances.

Concentration of Clearing Broker

The Company uses one clearing broker for all clearing services. At December 31, 2016, commission's receivable of $1,866 was due from this broker.

Note 4 - Line of Credit

The Company has a $100,000 line of credit from Chase Bank. The principal balance due as of December 31, 2016 was $87,018. The annual interest rate is 1.5% over prime. At December 31, 2016 the rate was 4.25%. The line which matures in February each year has been automatically renewed for one year.

G&L Partners, Inc.
Notes to Financial Statements
December 31, 2016

Note 5 - Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities in the amount of $200,000 consists of a note covered by a subordination loan agreement, which was approved by FINRA. The $200,000 note was automatically renewed on November 30, 2016 for 1 year and bears interest at the rate of 10%. Interest expense paid for 2016 was $24,583. The lender is the president and sole stockholder and is therefore a related party.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $54,253 which was $45,437 in excess of its required net capital of $8,816.

Note 8 - Income Taxes

The current portions of income tax expense included in the statement of operations as determined in accordance with ASC 740, "Accounting for Income Taxes", as of December 31, 2016 are as follows:

Federal Tax	$	0
New York State Annual Filing Fee	$	300
New York City Tax	$	231
	$	531

Note 9 – Related Party Transactions

During the year, the Company reimbursed its sole shareholder $24,369 for various overhead and travel expenses advanced by him in accordance with its routine practice. In addition, the Company paid the shareholder a salary in the amount of $181,000.

Note 10 – Subsequent Events

In preparing the financial statements the Company has evaluated events and transactions for potential recognition or disclosure through January 26, 2017 the date the financial statement was available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2016

G&L PARTNERS, INC.
Computation of Net Capital
December 31, 2016

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity from Statement of Financial Condition		(125,670)
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for Net Capital		(125,670)
Add:		
Liabilities subordinated to claims of general creditors allowable In computation of net capital		200,000
Other (deductions) or allowable liabilities		0
Total capital and allowable subordinated liabilities		74,330
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition (See List A)	20,077	
Secured demand note deficiency	0	
Commodity futures contracts and spot commodities-proprietary capital charges		
Other deductions and/or charges	0	
	0	
		(20,077)
Other additions and/or allowable credits		
Total non-allowable accrued liabilities from Statement of Financial Condition		0
Net Capital before haircuts on securities positions		54,253
Haircuts on securities (computed, where applicable, pursuant to 13c301(f):		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	0	
Undue concentration	0	
Other	0	
		0
NET CAPITAL		54,253

G&L PARTNERS, INC.
Computation of Basic Capital
December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required		8,816
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
Net capital requirement		8,816
Excess net capital		45,437
Net capital less 10% of aggregate indebetedness		41,030

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition		132,235
Add:		
Drafts for immediate credit	0	
Market value of securities borrowed for which no equivalent value is paid or credited	0	
Other unrecorded indebtedness	0	
		0
Total aggregate indebtedness		132,235
Perecentage of aggregate indebtedness to net capital		243.74%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-267.81%

G&L PARTNERS, INC.
Reconciliation with Company's Computation
December 31, 2016

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

Net Capital as reported in company's Part IIA (unaudited) focus report	54,253
Audit adjustments to net capital	0
NET CAPITAL per above	54,253

LIST A

Commission Receivable	16,988
Rebates Receivable	1,691
Prepaid Expenses	1,009
Deposit Account	389
	20,077

G&L Partners, Inc.
Supplemental Notes to Financial Statements
December 31, 2016

NOTES RE: OTHER SCHEDULES

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k) (2) (ii) based on the following:

> All customer transactions are cleared through another broker-dealer/clearing organization on a fully disclosed basis. The Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities.

Accordingly, the following schedules are not presented as part of these financial statements:

- Computation for determination of reserve requirements

- Information relating to possession or control requirements

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Independent Accountants Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

G&L Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by G&L Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating G&L Partners compliance with the applicable instructions of Form SIPC-7. G&L Partners, Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2.. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January26, 2017

G&L Partners, Inc.
SIPC General Assessment Reconciliation
December 31, 2016

General Assessment Calculation

Total Revenue	$	803,454
Deductions		(133,478)
SIPC Net Operating Revenues		669,976
Rate		0.0025
General Assessment Due		1,675
Less Payments: SIPC 6		(1,041)
Plus: Interest		-
Remaining Assessment Due		634
Paid with SIPC 7		(634)
Balance Due	$	(0)

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Stockholder of
G&L Partners, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) G&L Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which G&L Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) G&L Partners, Inc. stated that G&L Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. G&L Partners, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G&L Partners, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 26, 2017

G & L Partners Inc.

SEC Rule 15c3-3 Exemption Report

I, Daniel J. Le Porin, hereby attest that I am the CEO and sole principal and owner of the approved registered broker dealer G & L Partners, Inc. BD number 129605. I affirm that to my best knowledge, information and belief the following exemption from the Custody Rule filing requirements applies to the firm pursuant to rule 15 c 3-3:

(k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

I attest that to the best of my knowledge and belief the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 existed throughout the most recent fiscal year ending December 31, 2016 and did exist without exception.

I attest that this firm is a registered BD and as such has filed appropriate information of BD arrangements identifying G & L Partners as an introducing broker dealer with fully disclosed outside clearing arrangements with an approved clearing firm. The clearing firm maintains all required books and records relating to the customer accounts. The broker dealer does not maintain any funds or securities or provide clearing services for any other broker or dealer or their customers. The broker dealer has been approved for such BD arrangements thus qualifying it for an exemption from filing a compliance report to satisfy the custody rule.

Signed: ______________________ Dated: 2/21/, 2017

Daniel J. Le Porin, CEO, President

G & L Partners, Inc.

(212)269-2403

G & L PARTNERS, INC.

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